

15007526

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 3 0 2015
189

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000—18392

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ameriana 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ameriana Bancorp
2118 Bundy Avenue
New Castle, Indiana 47362-1048

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2014

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Ameriana 401(k) Plan

EIN 35-0377080 PN 001

Independent Auditor's Report and Financial Statements

December 31, 2014 and 2013

Ameriana 401(k) Plan
December 31, 2014 and 2013

Contents

BKD LLP
CPAs & Advisors
201 N. Illinois Street, Suite 700 // P.O. Box 44998 // Indianapolis, IN 46244-0998
317.383.4000 // fax 317.383.4200 // bkd.com

Report of Independent Registered Public Accounting Firm

Plan Administrator and Audit Committee
Ameriana 401(k) Plan
New Castle, Indiana

We have audited the accompanying statements of net assets available for benefits of Ameriana 401(k) Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ameriana 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the *Employee Retirement Income Security Act of 1974*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

BKD, LLP

Indianapolis, Indiana
June 29, 2015

Ameriana 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

Assets

	2014	2013
Investments, at fair value	$ 8,525,838	$ 7,899,267
Receivables		
Notes receivable from participants	351,730	363,530
Employer receivable	3,529	---
Accrued interest and dividends receivable	2,453	1,705
Net Assets Available for Plan Benefits, at Fair Value	8,883,550	8,264,502
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(18)	---
Net Assets Available for Plan Benefits	$ 8,883,532	$ 8,264,502

Ameriana 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions		
Investment Income		
Net appreciation in fair value of investments	$ 737,294	$ 1,265,880
Interest, dividends and capital gains	264,991	272,180
Net investment income	1,002,285	1,538,060
Interest Income From Notes Receivable From Participants	15,036	12,662
Contributions		
Participants	424,491	413,990
Employer	242,034	236,468
Rollovers	1,225	97,450
Other	32	5,255
	667,782	753,163
Total additions	1,685,103	2,303,885
Deductions		
Benefits paid to participants	1,024,696	673,757
Administrative expenses	41,377	36,488
Total deductions	1,066,073	710,245
Net Increase	619,030	1,593,640
Net Assets Available for Benefits, Beginning of Year	8,264,502	6,670,862
Net Assets Available for Benefits, End of Year	$ 8,883,532	$ 8,264,502

Note 1: Description of the Plan

The following description of Ameriana 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the Plan Administrator.

General

The Plan was effective April 1, 2008. Prior to this date, the Plan Sponsor participated in a multi-employer 401(k) plan. The Plan is a defined-contribution plan sponsored by Ameriana Bancorp (Company) for the benefit of its employees who have at least three months of service and are age 21 or older. The Plan is subject to the provisions of the *Employee Retirement Income Security Act of 1974* (ERISA). Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company is the trustee of the Plan.

The Plan consist of two components under IRS Code Section 401(a). One component (non-ESOP component) is intended to qualify as a profit-sharing plan that includes a qualified cash or deferred arrangement under IRS Code Section 401(k) and allows for participant-directed investments other than Company stock. The ESOP component is intended to qualify as a qualified stock bonus plan under Code Section 4975(e)(7) and includes Company stock as the primary investment. The ESOP component has not been utilized during 2014 or 2013.

Contributions

The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation, subject to the IRS imposed limits. Participants may also make Roth elective deferral contributions. Employee rollover and catch-up contributions are also permitted. The Plan is a safe harbor plan and the Company makes qualified matching contributions of 100% of employees' salary deferral amounts on the first 4% of employees' compensation. Company discretionary contributions, including ESOP employer contributions, are determined by the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his deferral contributions into any of the separate investment accounts and may change the allocation daily. Employer match contributions to the Plan are only invested in Company stock. Participants are limited to a 25% investment in Company stock.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in employer and voluntary contributions plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity. Participants may elect a hardship withdrawal if the participant displays an immediate and heavy financial need. In-service withdrawals are also available after the attainment of age 59 1/2.

Notes Receivable From Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The number of outstanding loans shall be limited to five per participant. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are generally repayable over a period of five years through payroll withholdings unless the participant is paying the loan in full. All loans bear a reasonable rate of interest as determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.

Notes receivable from participants are reported at the amortized principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Ameriana 401(k) Plan

Notes to Financial Statements
December 31, 2014 and 2013

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan obtained its latest determination letter on March 8, 2010, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2011.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company's discretion.

Note 3: Investments

The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

	2014	
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Participant-directed		
Mutual funds	$ 146,432	$ 6,366,659
Common stock	64,212	231,199
Common collective funds	---	2,119
Nonparticipant-directed		
Common stock	526,650	1,925,861
	$ 737,294	$ 8,525,838

	2013	
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Participant-directed		
Mutual funds	$ 751,051	$ 6,489,057
Common stock	54,531	154,343
Nonparticipant-directed		
Common stock	460,298	1,255,867
	$ 1,265,880	$ 7,899,267

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2014	2013
MFS Invest Mgmt Blended Research Core Equity R4 Fund	$ 611,784	$ -
Vanguard Group Target 2030	667,852	596,429
Touchstone Sands Capital Institutional Growth Fund	544,590	476,665
Ameriana Bancorp common stock	2,157,060	1,410,210
PIMCO Fundamental IndexPLUS AT Instl Fund	-	763,398
Vanguard Group Target 2015	-	563,550

Interest, dividends and capital gains realized on the Plan's investments for the years ended 2014 and 2013 were $264,991 and $272,180, respectively.

Note 4: Net Assets by Participant and Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

	2014		
	Nonparticipant-Directed	Participant-Directed Funds	Total
Additions			
Investment income			
Net appreciation in fair value of investments	$ 526,650	$ 210,644	$ 737,294
Interest, dividends and capital gains	6,906	273,121	280,027
Participant contributions	-	424,491	424,491
Employer contributions	238,505	-	238,505
Rollovers	-	1,225	1,225
Other	-	32	32
Transfer	11,506	-	11,506
Total additions	783,567	909,513	1,693,080
Deductions			
Benefits paid to participants	104,868	919,828	1,024,696
Administrative expenses	8,705	32,672	41,377
Transfer	-	11,506	11,506
Total deductions	113,573	964,006	1,077,579
Net Increase	669,994	(54,493)	615,501
Net Assets Available for Benefits, Beginning of Year	1,255,867	7,008,635	8,264,502
Net Assets Available for Benefits, End of Year	$ 1,925,861	$ 6,954,142	$ 8,880,003

Ameriana 401(k) Plan

Notes to Financial Statements
December 31, 2014 and 2013

	2013		
	Nonparticipant-Directed	Participant-Directed Funds	Total
Additions			
Investment income			
Net appreciation in fair value of investments	$ 460,298	$ 805,582	$ 1,265,880
Interest, dividends and capital gains	3,631	281,211	284,842
Participant contributions	-	413,990	413,990
Employer contributions	236,468	-	236,468
Rollovers	-	97,450	97,450
Other	-	5,255	5,255
Transfer	-	34,061	34,061
Total additions	700,397	1,637,549	2,337,946
Deductions			
Benefits paid to participants	95,053	578,704	673,757
Administrative expenses	6,127	30,361	36,488
Transfer	34,061	-	34,061
Total deductions	135,241	609,065	744,306
Net Increase	565,156	1,028,484	1,593,640
Net Assets Available for Benefits, Beginning of Year	690,711	5,980,151	6,670,862
Net Assets Available for Benefits, End of Year	$ 1,255,867	$ 7,008,635	$ 8,264,502

Note 5: Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee. The Plan paid $41,377 and $36,488 of recordkeeping fees to Principal Trust Company during the years ended December 31, 2014 and 2013. The Company provides certain administrative services at no cost to the Plan.

Note 6: Reconciliation of Financial Statements to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include the reporting of accrued interest and dividends receivable. Accrued interest and dividends are included in the balance of individual mutual fund investments and participant loans on Form 5500 while being excluded from the balance of individual mutual funds and participant loans and reported on a separate line in the accompanying financial statements. In addition, the Form 5500 excludes the employer contribution receivable and applicable employer contribution reported in the accompanying financial statements. The statement of changes in net assets available for benefits included in the Plan's Form 5500 filing also excludes the impact of adjustment from fair value to contract value for fully-responsive investment contracts.

Note 7: Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014 and 2013:

Ameriana 401(k) Plan

Notes to Financial Statements
December 31, 2014 and 2013

	Fair Value	2014 Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
Large U.S. equity	$ 1,328,904	$ 1,328,904	$ -	$ -
Small/mid U.S. equity	604,193	604,193	-	-
International equity	432,108	432,108	-	-
Short-term fixed income	343,837	343,837	-	-
Fixed income	743,421	743,421	-	-
Balanced asset allocation	2,894,546	2,894,546	-	-
Other	19,650	19,650	-	-
Common stock	2,157,060	2,157,060	-	-
Common collective funds	2,119		2,119	
	$ 8,525,838	$ 8,523,719	$ 2,119	$ -

	Fair Value	2013 Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
Large U.S. equity	$ 1,429,831	$ 1,429,831	$ -	$ -
Small/mid U.S. equity	645,161	645,161	-	-
International equity	465,664	465,664	-	-
Short-term fixed income	529,658	529,658	-	-
Fixed income	612,175	612,175	-	-
Balanced asset allocation	2,782,556	2,782,556	-	-
Other	24,012	24,012	-	-
Common stock	1,410,210	1,410,210	-	-
	$ 7,899,267	$ 7,899,267	$ -	$ -

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2014. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and Company stock. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

Note 8: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 9: Subsequent Events

Subsequent events have been evaluated through the date of the Independent Auditor's Report, which is the date the financial statements were issued.

Supplemental Schedules

Ameriana 401(k) Plan

Employer Identification Number: 35-0377080 Plan Number: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)(b) Identity of Issuer	(c) Description of Investment		(d) Current Cost	(e) Current Value
Mutual Funds				
Delaware Management Company Corporate Bond Instl Fund	62,824	shares	$392,949	$ 371,921
MFS Emerging Markets Debt R4 Fund	5,687	shares	90,854	82,747
Lord Abbot & Co Inflation Focused Institutional Fund	2,122	shares	29,509	27,444
Templeton Asset Management Global Bond A Fund	1,541	shares	20,470	19,200
PIMCO Income P Fund	12,963	shares	160,947	159,835
Vanguard Group REIT Index Admiral Fund	377	shares	41,271	43,302
Prudential Investments High Yield Z Fund	7,035	shares	40,320	38,973
Vanguard Group Short Term Federal Fund	20,052	shares	217,802	215,759
Lord Abbott & Company Short Duration Income I Fund	18,956	shares	86,118	84,356
Oppenheimer Funds Senior Floating Rate Y Fund	5,404	shares	45,226	43,722
Prudential Investments Global Real Estate Z Fund	962	shares	21,952	23,530
Harbor Mutual Funds - International Institutional Fund	2,000	shares	124,243	129,564
MFS International Value R4 Fund	223	shares	6,961	7,379
Oppenheimer Funds International Growth Y Fund	5,306	shares	167,124	186,146
Oppenheimer Funds Developing Markets Y Fund	2,438	shares	85,856	85,489
Goldman Sachs Small Cap Value Instl Fund	250	shares	13,524	13,938
Janus Triton I Fund	817	shares	17,949	19,331
Oppenheimer Funds Main Street Mid Cap Y Fund	8,823	shares	228,769	275,806
Vanguard Midcap Value Index Investor Fund	1,540	shares	43,092	54,188
Wells Fargo Advantage Discovery Institutional Fund	7,314	shares	244,448	240,930
Vanguard Group Windsor Admiral Fund	2,332	shares	174,025	168,756
Vanguard Group Total Stock Market Index Inv Fund	73	shares	3,609	3,773
MFS Investment Mgt Blended Research Core Equity R4 Fund	27,070	shares	621,294	611,784
Touchstone Sands Capital Institutional Growth Fund	24,476	shares	479,277	544,590
RS Global Natural Resources Y Fund	418	shares	15,261	10,660
Goldman Sachs Commodity Strategy I Fund	2,270	shares	12,174	8,990
Vanguard Income Fund	11,300	shares	139,771	145,889
Vanguard Group Target 2015	27,042	shares	375,068	413,468
Vanguard Group Target 2025	19,904	shares	285,954	329,020
Vanguard Group Target 2035	12,171	shares	187,038	217,135
Vanguard Group Target 2045	9,417	shares	150,451	175,632
Vanguard Group Target 2010	9,587	shares	238,836	252,332
Vanguard Group Target 2020	12,967	shares	324,403	369,042
Vanguard Group Target 2060	23	shares	646	643
Vanguard Group Target 2055	398	shares	11,619	12,741
Vanguard Group Target 2050	2,585	shares	67,356	76,560
Vanguard Group Target 2040	7,871	shares	199,074	234,232
Vanguard Group Target 2030	22,998	shares	561,860	667,852

Ameriana 401(k) Plan

Employer Identification Number: 35-0377080 Plan Number: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

Mutual Funds - Total			5,927,100	6,366,659
Morley Financial Services, Inc., Stable Value VI Fund	89	shares	2,099	2,119
***Ameriana Bancorp common stock**	106,431	shares	949,155	2,157,060
***Participant Loans**				
	4.25% with maturity dates ranging from February 2015 To July 2028		351,730	351,730
			$ 7,230,084	$ 8,877,568

* Party-in-interest

Ameriana 401(k) Plan

Employer Identification Number: 35-0377080 Plan Number: 001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2014

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Issuer	Ameriana Bancorp common stock (includes participant-directed and nonparticipant-directed funds)					
	Purchases	$ 303,307		$ 303,307	$ 303,307	
	Sales		$ 147,316	76,623	147,316	$ 70,693

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6/26/15

Ameriana 401(k) Plan

By:



Plan Administrator

US2008 7011704 1

Consent of Independent Registered Public Accounting Firm

BKD LLP
CPAs & Advisors
201 N. Illinois Street, Suite 700 // P.O. Box 44998 // Indianapolis, IN 46244-0998
317.383.4000 // fax 317.383.4200 // bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Ameriana Bancorp on Form S-8 (File Number 333-173278) of our report dated June 29, 2015, on our audits of the financial statements of the Ameriana 401(k) Plan for the years ended December 31, 2014 and 2013, which report is included in this December 31, 2014 Annual Report on Form 11-K.

BKD, LLP

BKD, LLP

Indianapolis, Indiana
June 29, 2015